September 12, 2005


By facsimile to (212) 836-8689 and U.S. Mail


Mr. Andre Heroux
President and Chief Executive Officer
MAAX Holdings, Inc.
9224 73rd Avenue North
Brooklyn Park, MN 55428

Re:	MAAX Holdings, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
S-4
	Filed September 12, 2005
File No. 333-125251

Dear Mr. Heroux:

	We reviewed the filing and have the comment below.

Recent Developments, page 2

1. Expand the disclosure to address these items:

* The amount outstanding under the credit facility as of the most recent date practicable.

* Your ability to repay the amount outstanding under the credit facility if it becomes due and payable immediately.

* Identify and specify the collateral securing the credit facility, and discuss the impact on your operations if the lenders proceed against the collateral.

* Identify and describe the other material agreements that could result in defaults if there is an event of default under the credit facility.


* The implications of default for accounting purposes, that is, current versus long term classification.

Closing

	File an amendment to the S-4 in response to the comment. To expedite our review, MAAX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MAAX thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MAAX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MAAX requests acceleration of the registration statement`s effectiveness, MAAX should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MAAX from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* MAAX may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MAAX provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, NY 10022



Mr. Andre Heroux
September 12, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE